[Sullivan & Cromwell LLP Letterhead]

September 20, 2021

By Hand and EDGAR

United States Securities and Exchange Commission,
          Division of Corporation Finance,
                  Office of Manufacturing,
                           100 F Street, N.E.,
                                       Washington, D.C. 20549.

Attention: Andi Carpenter
                   Anne McConnell
                   Geoff Kruczek
                   Asia Timmons-Pierce

Re:	Sono Group N.V. Amendment No. 1 to Confidential Draft Registration Statement on Form F-1 Submitted March 22, 2021 CIK No. 0001840416

Ladies and Gentlemen:

On behalf of our client, Sono Motors (the “Company”), we are confidentially submitting a third draft registration statement on Form F-1 (“DRS Amendment No. 1”). The Company previously submitted a draft registration statement on Form F-1 on a confidential basis with the Securities and Exchange Commission (the “Commission”) on March 22, 2021 (the “Draft Registration Statement”). DRS Amendment No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Registration Statement received on April 7, 2021 from the staff of the Commission (the “Staff”).

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-2-

On behalf of the Company, we have set forth below the Company’s responses to the Staff’s comments. The responses and information below are based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment.

The Company has responded, to the extent relevant, to each of the Staff’s comments by incorporating revisions in DRS Amendment No. 2 in light of the comment, providing an explanation if the Company has not fully responded to the comment or providing supplemental information as requested. As a result of changes to the Draft Registration Statement, some page references have changed. The page references in the Staff’s comments refer to page numbers in the Draft Registration Statement No. 1; the page numbers in the Company’s responses refer to page numbers in the DRS Amendment No. 2.

Amendment No. 1 to Confidential Draft Registration Statement on Form F-1 submitted March 22, 2021

Overview, page 1

1.	Please expand your revisions in response to prior comment 1 to clarify when the orders to which you refer may be cancelled without penalty “according to [y]our general terms and conditions.” Also revise to clarify what you mean by “some reservations” are already cancellable and why other reservations are not cancellable.

Response

In response to the Staff’s comment, the Company has added disclosure in the prospectus and in note 6.5 to its financial statements as of and for the six months ended June 30, 2021 indicating the share of orders that are cancelable as of June 30, 2021 and those that become cancelable as of January 1, 2022, January 1, 2023 and July 1, 2023.

Summary Financial and Operating Data, page 17

2.	We note the chronological order of the tabular financial disclosures in the forepart of the filing, here and in MD&A, is not consistent with the chronological order in the financial statements. Please present all tabular financial disclosures throughout the filing in a consistent chronological order.

Response

In response to the Staff’s comment, the Company has revised the chronological order of the tabular financial disclosures in the forepart of the filing.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-3-

Our dual-class share structure . . ., page 54

3.	If, as indicated by your response to prior comment 3 that your founders, who hold all high-voting shares, do not now and do not intend to act as a group for purposes of relying on the exemptions for controlled companies, please revise to state so directly here. Currently, the disclosure added here in response to prior comment 6 indicates that the founders may act in concert to determine the corporate actions to which you refer, including appointment of board members.

Response

In response to the Staff’s comment, the Company has revised the disclosure to eliminate an indication that the founders may act in concert.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 73

4.	We note your disclosure on page 75 that customers may cancel a reservation according to general terms and conditions without penalty, if no binding purchase agreement has been concluded by an agreed deadline, and the relevant deadlines reflected the start of serial production envisaged at the time the relevant reservations were made. We also note your disclosure that the timing of permitted cancellations varies and you have amended general terms and conditions to extend cancellation deadlines to reflect delays of the intended commencement of serial production of your vehicles. For total advance payments received from customers as of 12/31/20, please disclose the amount that is currently cancelable and disclose the amounts that will become cancelable in each of the next three years based on their current terms and conditions.

Response

In response to the Staff’s comment, the Company has added disclosure indicating the share of orders that are cancelable as of June 30, 2021 and those that become cancelable as of January 1, 2022, January 1, 2023 and July 1, 2023.

5.	We note your disclosure on page 76 that you have offered selected customers who made advance payments the ability to convert the advance payment into a lease contract and you have recently renewed this offer under slightly modified conditions. Please more fully disclose and discuss the terms and conditions of the initial and renewed offers, including the length of the lease contracts and any remaining/continuing obligations you have. Please also quantify the amounts of advances you have transferred or that are subject to transfer as of and during each period presented as a result of these offers. In addition, please disclose and discuss the expected impact these arrangements will have on your liquidity and future results of operations.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-4-

Response

In response to the Staff’s comment, the Company has added disclosure clarifying that the lease contracts are entered into directly between the relevant consumer and a leasing provider. The Company is not a party to the lease contract. Its involvement consists of a transfer of a portion of the down payment to the leasing provider. This transfer takes place through issuance of vouchers to reservation holders, which they may cash in with the leasing provider. Through August 31, 2021, the Company has issued vouchers for €0.4 million, of which €0.3 million have been cashed in.

Supervisory Board, page 112

6.	We note your revisions in response to prior comment 10. Please clarify how the nomination arrangement functions, including how your supervisory board must “observe” it in determining the number of supervisory board members. Also clarify whether each of Messrs. Hahn and Christians are entitled to nominate one member, or whether they are entitled to nominate one member collectively. Please also tell us what document filed as an exhibit includes this nomination arrangement; we note that you deleted the reference to your articles of association.

Response

The Supervisory Board has to “observe” the nomination arrangement because it is included in the Company's articles of association. The articles of association bind the Supervisory Board. As regards to the nomination right of Messrs. Hahn and Christians (in their capacity as majority shareholders as described in the articles), they each have the individual right to make a nomination for one Supervisory Board member, for as long as such shareholder holds at least 5% of the voting rights attached to the issued and outstanding shares in the Company's capital.

Consolidated Financial Statements
4. Change in accounting policies and errors (IAS 8) , page F-9

7.	We note that through December 31, 2019, you accounted for advance payments received from customers as financial liabilities in accordance with IFRS 9 and during 2020, you determined the advance payments should have been accounted for as contract liabilities in accordance with IFRS 15. Please provide us a more comprehensive explanation of the change in your accounting for advance payments. Please specifically address the facts that you have not completed the development of your vehicle, you have not delivered any vehicle, and advance payments are refundable. Please also address the appropriateness of the classification of advance payments in operating cash flows given that they are refundable.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-5-

Response

The Company respectfully acknowledges the Staff’s comment and notes that, in connection with the preparation of its financial statements for the year ended December 31, 2020, it re-assessed the accounting for its advance payments from customers. IFRS 15.6 indicates that the scope of IFRS 15, Revenue from Contracts with Customers, comprises contracts with customers (a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration). IFRS 15.12 goes on to indicate that (i) a contract with a customer does not exist if each party to the contract has the unilateral enforceable right to terminate a wholly unperformed contract without compensating the other party and that (ii) a contract is wholly unperformed if both of the following criteria are met: (a) the entity has not yet transferred any promised goods or services; and (b) the entity has not yet received … any consideration in exchange for promised goods or services. In the case of the advance payments, the Company has received consideration from the customer (the advance payment) in exchange for the delivery of a vehicle. Although the customer has remedies available to it (principally, to provide protection in the event that the Company is unable to deliver the underlying vehicle), the overall objective of the customer, when concluding a contract with the Company, is to acquire a vehicle. The Company believes that this view is consistent with the fact that the advance payment is non-interest bearing and is dependent on the general terms and conditions the customer entered into. In addition, the Company notes that the customer acquires the right to conclude a purchase contract after successful start of production; accordingly, the conclusion of the ultimate purchase contract is only delayed since the successful production of vehicles cannot be guaranteed by the Company, neither in absolute terms nor in terms of timing. The Company views the situation as comparable to a stand-ready obligation as described in IFRS 15.BC50 resulting in a partially performed IFRS 15 contract.

The Company has committed itself, in case of receipt of an advance payment, to offer, and conclude, a purchase contract in line with the terms and conditions with the potential buyer when the production has successfully started. The obligation to deliver a car cannot be avoided by the Company other than in the extreme case that no car can be produced by the Company. Consequently, the Company has concluded that the payments should be considered as a contract liability and not as a pure financing transaction, even though customers can demand the refund of their advance payment.

Consistent with the conclusions set out above and the guidance contained in paragraph 14(a) of IAS 7, Statement of Cash Flows, which indicates that operating activities includes “cash receipts from the sale of goods and the rendering of services,” advance payments are presented as operating cash flows. When the customer executes the final purchase agreement for a vehicle after production has started, the advance payment will be deducted from the purchase price agreed on in the purchase agreement. Consequently, the Company concluded that the cash inflow through the advance payments should be considered a result of the principal revenue producing activity, the production and delivery of the car.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-6-

Balance sheet disclosures
8.5. Other current financial assets, page F-30

8.	We note your disclosures that: the PayPal reserve in 2020 relates to the reclassification of the specific reserve imposed by PayPal due to the crowdfunding campaign; you have no access to the PayPal reserve; it is unclear when the reserve will be released by PayPal; and, given that you expect repayment within 12 months after the balance sheet date, the PayPal reserve is classified in current assets. Please revise your disclosures to more fully explain the specific facts and circumstances required by PayPal to release the funds and more fully explain your basis for expecting repayment within 12 months after the balance sheet date, such that your classification in current assets is appropriate.

Response

The Company respectfully acknowledges the Staff’s comment and notes that the PayPal reserve is classified as a current asset because the release of the reserve is expected within 12 months after the balance sheet date (in accordance with IAS 1.66(c)). The principal reason for the accumulation of the reserve in 2020 was the unexpectedly high volume of transactions as a result of the crowdfunding campaign in 2020. As a result, PayPal asserted that they are exposed to heightened risk in relation to the Company’s balance and, pursuant to PayPal’s General Terms and Conditions, withheld certain amounts from the Company.

The Company has been advised by external counsel that PayPal has no legal basis to continue withholding the reserve and the Company’s internal legal counsel has similarly concluded that the Company could legally enforce a claim for the release of the reserve. The Company has filed a complaint against PayPal with the Luxembourg Commission de Surveillance du Secteur Financier (CSSF) claiming that PayPal unlawfully withheld account balances.

The Company expects that the reserve will ultimately be released within 12 months from the balance sheet date and, accordingly, concluded that classification as current assets is appropriate. While the Company believes that its current disclosures are consistent with the conclusions set out above as well as with the requirements of IFRS, the Company has added enhanced disclosure in Note 6.2 to its condensed consolidated interim financial statements as of and for the six months ended June 30, 2021 related to the PayPal reserve to reflect the latest developments.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-7-

8.9. Advance payments received from customers, page F-31

9.	We note your disclosure that advance payments received from customers are recognized at the time cash is collected and, as the expected delivery of cars is in 2023, all advance payments are shown as non-current, even though some customers might be able to cancel their contract and demand their money back. For total advance payments received from customers as of 12/31/20, please disclose the amount that is currently cancelable and disclose the amounts that will become cancelable in each of the next three years based on their current terms and conditions. Please also revise your disclosures to more explain your basis for determining that your classification of all advance payments in non-current liabilities is appropriate.

Response

In response to the Staff’s comment, the Company has added disclosure concerning the advance payments received from customers in Note 6.5 to its condensed consolidated interim financial statements as of and for the six months ended June 30, 2021. The obligation of the Company with respect to these contracts can only be fulfilled after the start of production, which is expected to commence in 2023. The Company has accounted for these arrangements in accordance with IFRS 15, Revenue from Contracts with Customers, and accordingly has classified the advance payments as non-current consistent with its expectation when the related performance obligation (delivery of the underlying vehicle) will be satisfied in 2023.

As noted in response to Comment 4 above, the Company has enhanced its disclosures with respect to the cancellation provisions for advance payments in its Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Other disclosures
10.3 Remuneration based on shares (share-based payment), page F-43

10.	Refer to prior comment 18. Please provide us the estimated offering price range for your IPO and, if applicable, explain material differences between the estimated offering price range and the estimated fair value determined by management. In addition, please reconcile the apparent inconsistency in the disclosures that:

•	“At the time of issuance of these consolidated financial statements, Sono Group is pursuing an IPO or merger with a special purpose acquisition company. Management has determined that either transaction would constitute an ‘exit-event’ according to the CSOP.”

•	“No expense and liability have been recognized for the one participant remaining in the cash-settled program because management does not consider the pursued IPO an ‘exit-event’ in accordance with the old employee participation program and consequently does not consider a payment to the remaining participant probable as of December 31, 2020.”

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-8-

Response

The Company respectfully acknowledges the Staff’s comment. The Company notes that it closed a pre-IPO financing round with several third-party investors in December 2020 at a per share price of EUR 22.01, which was also the per-share value utilized in the derivation of the fair value of the Company’s stock options granted in 2020. The Company respectfully submits that it currently does not expect the midpoint of its price range (adjusted for changes in the number of shares compared to December 2020) to be materially different from the estimated fair value determined by management.

Finally, for the Staff’s information, the disclosures in question relate to two different share-based compensation plans, which have differing contractual definitions of what constitutes an “exit-event.” The new stock option program, which the Company refers to as the CSOP, explicitly includes an IPO or SPAC transaction in the definition of an “exit-event” while the original plan, which the Company refers to as the VESOP (and only has one remaining participant), does not. Consequently, the two paragraphs highlighted in the original comment are not considered to be inconsistent by the Company.

*         *         *

If you would like to discuss any aspect of this letter or DRS Amendment No. 2, please contact Krystian Czerniecki at +49-69-4272-5525 or by email (czernieckik@sullcrom.com) or Clemens Rechberger at +49-69-4272-5514 or by email (rechbergerc@sullcrom.com). Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Clemens Rechberger
Clemens Rechberger

cc:	Laurin Hahn, Sono Group N.V.
Jona Christians, Sono Group N.V.
Paul van der Bijl, NautaDutilh N.V.
James McDonald, Skadden, Arps, Slate, Meagher & Flom (UK) LLP
Andrea Nicolas, Skadden, Arps, Slate, Meagher & Flom LLP